Compound Projects, LLC

335 Madison Ave. 16th Floor

New York, NY 10017

December 21, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Compound Projects, LLC
Post Qualification Amendment on Form 1-A
Filed November 17, 2020
File No. 024-11133

Mr. Regan,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to us, dated December 15, 2020, providing the Staff’s comments with respect to the Post Qualification Amendment on Form 1-A, publicly filed with the Commission on November 17, 2020.  Concurrently with the filing of this response letter, we have publicly filed an amended Form 1-A (the “Form 1-A/A”), and the publicly filed Form 1-A/A incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, we have listed below, in summary fashion, the Staff’s comment followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. Please file an amended and updated Part I to the Form 1-A to include all required information as of the date of the filing. In this regard, the information required by Item 6 of Part I should include a description of all unregistered securities issued or sold by the issuer over the last twelve month period since the date of the filing of the most recent amendment to the Form 1-A. Under paragraph (d) of Item 6 of Part I, provide a more complete description of the prior exempt offerings undertaken by the issuer over the past year, including the dates when these past exempt offerings commenced and terminated, as well as the use of proceeds of each of these exempt offerings.

Response: We have revised the disclosure on Part I of Form 1-A as per the Staff’s comment.

2. Please tell us whether Compound Projects, LLC, or any affiliated companies, provided the Open Deal Portal with any securities as compensation for the services Open Deal Portal provided to Compound (specifically, in relation to any offerings under section (4)(a)(6) of the Securities Act). If so, please describe how Open Deal Portal (including its directors, officers, partners or any other person occupying a similar status or performing a similar function) has complied with Rule 300(b) under Regulation Crowdfunding for any subsequent crowdfunding offerings affiliated with Compound.

Response: For each offering conducted through OpenDeal Portal LLC, Compound Projects, LLC provided Open Deal Portal LLC with compensation in the form of 6% cash of the amount raised and 2% of the securities sold. We believe that this compensation complied with Rule 300(b) under Regulation Crowdfunding as Open Deal Portal LLC received the financial interest as compensation for the services provided to us in connection with the offer or sale of the securities being offered or sold in reliance on section 4(a)(6) of the Securities Act. In addition, the securities received as compensation were identical to the terms, rights and conditions of other crowdfunding investors’ interests.

3. Please identify the services to be provided by Open Deal Portal in relation to the offering. Please also explain why Open Deal Portal is not required to register as a broker-dealer.

Response: OpenDeal Portal is not a participant in this offering and only facilitates offerings under Section 4(a)(6) of the Securities Act, as permitted by its SEC registration as a registered crowdfunding portal. OpenDeal Portal’s registration as a crowdfunding portal is viewable at the following link: https://www.sec.gov/cgi-bin/browse-edgar?CIK=1751525

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Jesse Stein
Jesse Stein
Chief Operating Officer